Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-189888
(To Prospectus dated July 23, 2013, Prospectus
Supplement dated July 23, 2013 and Product
Supplement EQUITY INDICES LIRN-1 dated
December 23, 2013

300,000 Units $10 principal amount per unit CUSIP No. 78011X209	Pricing Date Settlement Date Maturity Date	April 9, 2014 April 16, 2014 April 26, 2019

Leveraged Index Return Notes® Linked to the
Consumer Staples Select Sector Index

▪     Maturity of approximately five years

▪     161% leveraged upside exposure to increases in the Index

▪     1-to-1 downside exposure to decreases in the Index, with 100% of your investment at risk

▪     All payments occur at maturity and are subject to the credit risk of Royal Bank of Canada

▪     No periodic interest payments

▪     Limited secondary market liquidity, with no exchange listing

▪      The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States

The notes are being issued by Royal Bank of Canada (“RBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1.

The initial estimated value of the notes as of the pricing date is $9.45 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$ 10.00	$3,000,000
Underwriting discount	$ 0.25	$75,000
Proceeds, before expenses, to RBC	$ 9.75	$2,925,000

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
April 9, 2014

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

Summary

The Leveraged Index Return Notes® Linked to the Consumer Staples Select Sector Index, due April 26, 2019 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation or the U.S. Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of RBC. The notes provide you a leveraged return if the Ending Value of the Market Measure, which is the Consumer Staples Select Sector Index (the “Index”), is greater than its Starting Value. If the Ending Value is less than the Threshold Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Index. See “Terms of the Notes” below.

The economic terms of the notes (including the Participation Rate) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements.  Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes.  This initial estimated value was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-12.

Terms of the Notes		Redemption Amount Determination
Issuer:	Royal Bank of Canada (“RBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately five years
Market Measure:	The Consumer Staples Select Sector Index (Bloomberg symbol: “IXR”), a price return index.
Starting Value:	435.15
Ending Value:
The average of the closing levels of the Market Measure on each scheduled calculation day occurring during the maturity valuation period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-16 of product supplement EQUITY INDICES LIRN-1.

Threshold Value:	435.15 (100% of the Starting Value).
Participation Rate:	161%
Maturity Valuation Period:	April 16, 2019, April 17, 2019, April 18, 2019, April 22, 2019 and April 23, 2019
Fees and Charges:	The underwriting discount of $0.25 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-12.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES LIRN-1 dated December 23, 2013: http://www.sec.gov/Archives/edgar/data/1000275/000121465913007226/c1223130424b5.htm

▪	Series F MTN prospectus supplement dated July 23, 2013: http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

▪	Prospectus dated July 23, 2013: http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to RBC.

Investor Considerations
You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:
▪     You anticipate that the Index will increase from the Starting Value to the Ending Value.

▪     You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪     You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪     You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪     You seek principal protection or preservation of capital.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on the stocks included in the Index.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

Hypothetical Payout Profile and Examples of
Payments at Maturity

Leveraged Index Return Notes®
This graph reflects the returns on the notes, based on the Participation Rate of 161%, and the Threshold Value of 100% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Threshold Value of 100, the Participation Rate of 161% and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00		-100.00%	$0.000	-100.00%
50.00		-50.00%	$5.000	-50.00%
80.00		-20.00%	$8.000	-20.00%
90.00		-10.00%	$9.000	-10.00%
94.00		-6.00%	$9.400	-6.00%
97.00		-3.00%	$9.700	-3.00%
100.00	(2)(3)	0.00%	$10.000	0.00%
102.00		2.00%	$10.322	3.22%
105.00		5.00%	$10.805	8.05%
110.00		10.00%	$11.610	16.10%
120.00		20.00%	$13.220	32.20%
130.00		30.00%	$14.830	48.30%
140.00		40.00%	$16.440	64.40%
150.00		50.00%	$18.050	80.50%
160.00		60.00%	$19.660	96.60%

(1)	The Redemption Amount per unit is based on the Participation Rate.

(2)
The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 435.15, which was the closing level of the Market Measure on the pricing date.

(3)	This is the hypothetical Threshold Value.

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

Redemption Amount Calculation Examples

Example 1

The Ending Value is 90.00, or 90.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 100.00

Ending Value: 90.00

Example 2

The Ending Value is 150.00, or 150.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 150.00

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1, page S-1 of the MTN prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.  If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, may be less than a comparable investment directly in the stocks included in the Index.

▪
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪
The public offering price you pay for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of the Index, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-12. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪
The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and changes in market conditions.

▪
A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪
Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪
You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪
While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-29 of product supplement EQUITY INDICES LIRN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Tax Consequences – Canadian Taxation” in the prospectus dated July 23, 2013.

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

Additional Risk Factors

MLPF&S, acting as the Index Compilation Agent, determines the composition of the Index based on the sector classification methodology of S&P Dow Jones Indices (as defined below).

The stocks included in the Index are selected by MLPF&S (the “Index Compilation Agent”). The Index Compilation Agent assigns a company’s stock to the Index based on S&P Dow Jones Indices’ sector classification methodology as set forth in its Global Industry Classification Standard. S&P Dow Jones Indices has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. The Index Compilation Agent will compile the Index without regard to the notes. The Index Compilation Agent has no obligation to take the interests of the holders of the notes into consideration in compiling the Index.

S&P Dow Jones Indices may cause an adjustment to the S&P 500® Index in a way that affects its level, and has no obligation to consider your interests.

S&P Dow Jones Indices is responsible for calculating and maintaining the S&P 500® Index, from which the stocks included in the Index are selected. S&P Dow Jones Indices can add, delete, or substitute the stocks included in the S&P 500® Index or make other methodological changes that could change the level of the S&P 500® Index and therefore the composition and level of the Index. Changing the companies included in the Index may affect the level of the Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P Dow Jones Indices may alter, discontinue or suspend calculation or dissemination of the S&P 500® Index, any of which could adversely affect the value of the notes. S&P Dow Jones Indices has no obligation to consider your interests in calculating or revising the S&P 500® Index.

The stocks included in the Index are concentrated in one sector.

All of the stocks included in the Index are issued by companies involved directly or indirectly in certain widely consumed products. As a result, the stocks that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks underlying the Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in these industries. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The performance of stocks included in the Index is tied closely to the performance of the consumer staples sector.

The stocks included in the Index are concentrated in the consumer staples sector, which means that the Index will be more affected by the performance of the consumer staples sector than an index that is more diversified. Companies in the Index are subject to government regulation affecting their products which may negatively impact their performance. For example, government regulations may affect the permissibility of using various food additives and production methods of companies that make food products, which could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. In addition, the success of food, beverage, household and personal products companies may be strongly affected by consumer interest, marketing campaigns and other factors affecting supply and demand, including performance of the overall domestic and international economy, interest rates, competition and consumer confidence and spending.

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

The Index

All disclosures contained in this term sheet regarding the Index, the Select Sector Indices, and the S&P 500® Index, including, without limitation, their make up, method of their calculation, and changes in their components, have been derived from publicly available sources.  The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P” or the “Index sponsor”) and MLPF&S, as described in this section and in the sections “Risk Factors” and “Additional Risk Factors” above.  The consequences of any discontinuance of the Index are discussed in the section entitled "Description of LIRNs—Discontinuance of an Index" beginning on page PS-18 of product supplement EQUITY INDICES LIRN-1. Neither we nor MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Select Sector Indices

The Index is one of the Select Sector Indices.  The Select Sector Indices are sub-indices of the S&P 500® Index.  Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indices represent all of the companies in the S&P 500® Index.  The industry indices are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index.  The nine Select Sector Indices seek to represent the ten S&P 500® Index sectors.  The S&P 500® Index sectors, with the approximate percentage of the market capitalization of the S&P 500® Index included in each sector as of March 31, 2014 indicated in parentheses: Consumer Discretionary (12.1%); Consumer Staples (9.7%); Energy (10.1%); Financials (16.4%); Health Care (13.4%); Industrials (10.7%); Information Technology (18.6%); Materials (3.5%); Telecommunication Services (2.5%); and Utilities (3.1%). MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

•	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500® Index.

•
The nine Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

•
The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of that company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

•
Each Select Sector Index is calculated by S&P using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index. However, under certain conditions, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base−weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business, and should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies S&P that a Component Stock’s Select Sector Index assignment should be changed, S&P will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

The Index

The Index (Index symbol: “IXR”) is a modified market capitalization-based index.  The Index is intended to track the movements of companies that are components of the S&P 500® Index and are involved in the development or production of consumer staples.  The Index includes companies from the food and staples retailing, household products, food products, beverages, tobacco, and personal products industries.  The Index was established with a value of 250 on June 30, 1998.

The S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. The ten main groups of companies that constitute the S&P 500® Index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

S&P calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares.  Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P 500® Index.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company's acquisition of another company in the S&P 500® Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

The following graph shows the monthly historical performance of the Index in the period from January 2008 through March 2014.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 435.15.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

License Agreement

We have entered into a non-exclusive license agreement with MLPF&S with respect to the Index. The Index is determined, composed and calculated by MLPF&S without regard to us, the notes or the holders of the notes.  MLPF&S has no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index.

MLPF&S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND MLPF&S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, UNAVAILABILITY, OR INTERRUPTIONS THEREIN.  MLPF&S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN.  MLPF&S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MLPF&S, IN ITS CAPACITY AS LICENSOR, HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL, CONSEQUENTIAL DAMAGES, OR LOST PROFITS, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

“Consumer Staples Select Sector Index” and “Select Sector Indices” are trademarks of MLPF&S or its affiliates and will be licensed for use by us. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates. The S&P 500® Index is a product of S&P Dow Jones Indices LLC. The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general market performance.  S&P Dow Jones Indices’ only relationship to MLPF&S and to us with respect to the S&P 500® Index is the use of the S&P 500® Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to MLPF&S, us, or the notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of MLPF&S or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within the S&P 500® Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.  Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500® Index.  It is possible that this trading activity will affect the value of the S&P 500® Index and the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY MLPF&S, US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding RBC or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. That rate, which we refer to in this term sheet as our internal funding rate, is generally lower by an amount that we do not expect to exceed 0.50% per annum (equivalent to $0.25 per unit). This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the note and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-14 of product supplement EQUITY INDICES LIRN-1.

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Tax Consequences—Canadian Taxation” in the prospectus dated July 23, 2013.

Summary of U.S. Federal Income Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪
You agree with us (in the absence of a statutory, regulatory, administrative, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid derivative contracts in respect of the Index.

▪
Under this characterization and tax treatment of the notes, a U.S. holder (as defined beginning on page 22 of the prospectus) generally will recognize capital gain or loss upon the sale or maturity of the notes. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.

▪
The Treasury Department and the Internal Revenue Service have announced that they intend to limit withholding on “dividend equivalent” payments (as discussed in the product supplement) to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the Federal Register of final regulations addressing dividend equivalent withholding.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.  You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-29 of product supplement EQUITY INDICES LIRN-1.

Leveraged Index Return Notes®

Leveraged Index Return Notes®
Linked to the Consumer Staples Select Sector Index, due April 26, 2019

Validity of the Notes

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the product supplement, the prospectus supplement, and the prospectus, the notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.

Terms Incorporated in Master Global Security

The terms appearing under the captions “Summary—Terms of the Notes” and “Summary—Redemption Amount Determination” on page TS-2 above, the pricing date, settlement date and maturity date appearing on the cover page, and the applicable terms included in the documents listed under “Summary” on page TS-2 are incorporated into the master global security that represents the notes and is held by The Depository Trust Company.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Leveraged Index Return Notes®